UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*
EXPRESS-1 EXPEDITED SOLUTIONS, INC.

(Name of Issuer)
Common Stock, par value $.001

(Title of Class of Securities)
30217Q108

(CUSIP Number)
Mark K. Patterson
429 Post Road
Buchanan, MI 49107

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 31, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	30217Q108

1	NAME OF REPORTING PARTY Dan Para Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,861,120

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,861,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,861,120

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO (limited liability company)

CUSIP No.	30217Q108

1	NAME OF REPORTING PARTY Daniel Para

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,861,120

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,861,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,861,120

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

ATTACHMENT
CUSIP No. 30217Q108
Item 1. Security and Issuer.
     This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, $.001 par value per share, of Express-1 Expedited Solutions, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of Issuer are located at 429 Post Road, Buchanan, MI 49107.
Item 2. Identity and Background.
     (a) Name
     (1) Daniel Para Investments LLC (“Para Investments”)
     (2) Daniel Para (“Para,” and together with Para Investments the “Reporting Parties”)
     (b) Principal Occupation or Employment
     (1) Para Investments is an investment company.
     (2) Para is the sole manager of Para Investments, is an affiliate of a member of Para Investments, and is a director of the Issuer.
     (c) Principal Business Address
     The principal business address of the Reporting Parties is 1430 Branding Avenue, Suite 155, Downers Grove, IL 60515
     (d)-(e)
     The Reporting Parties have not been, during the past five years, (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of a Reporting Party being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Citizenship
     (1) Para Investments – a Delaware limited liability company
     (2) Para – an individual citizen of the United States

Item 3. Source and Amount of Funds or Other Consideration.
     On January 31, 2008, Concert Group Logistics, LLC (“Concert”) sold substantially all of its assets to the Issuer in a transaction in which the Issuer issued to Concert 4,800,000 shares of the Issuer’s common stock. Concurrently with the closing of the transaction Concert effected a pro rata distribution of the 4,800,000 shares to its members. In connection with the pro rata distribution Para Investments, a member of Concert, received the 3,861,120 shares which are the subject of this Schedule. Para is the sole manager of Para Investments, and is an affiliate of one of the members of Para Investments. In connection with the transaction Para was appointed to the board of directors of the Issuer.
Item 4. Purpose of Transaction.
     Except as otherwise set forth in Item 3, the Reporting Parties have no present plans or proposals which relate to or would result in:
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction; such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s Certificate of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the Issuer to cease to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
     (a) and (b) As of January 31, 2008, the Reporting Parties beneficially owned 3,861,120 shares of common stock, constituting 12.2% of the issued and outstanding shares of the Issuer’s common stock. The Reporting Parties hold shared voting power and dispositive power with respect to each of the foregoing shares.
     (c) Except as otherwise disclosed herein, the Reporting Parties have not effected any other transactions in Issuer’s common stock during the past 60 days.
     (d) Except as otherwise disclosed herein, there are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
     (e) N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     To the best knowledge of the Reporting Parties, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Parties and any other person with respect to any securities of Issuer including, but not limited to, transfer of or voting of any of the securities of Issuer, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of Issuer.
Item 7. Material to be Filed as an Exhibit.
     None.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2008	Daniel Para Investments, LLC
a Delaware limited liability company

	By:	/s/ Daniel Para
Daniel Para, Manager

/s/ Daniel Para

Daniel Para